BLUE POWER ENERGY CORPORATION
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

January 15, 2002

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-2213

Please find a copy of the unaudited Interim Financial Statements for the six months ended November 30th, 2001 for your public files.

If you have any questions in regard to the foregoing, please contact the undersigned.

Yours truly,

BLUE POWER ENERGY CORPORATION

Per: J. Allan Ringler

JAR/cd

Encl.

dlw 2/26

BLUE POWER ENERGY CORPORATION

BALANCE SHEETS

(PREPARED BY MANAGEMENT)

	November 30, 2001 (Unaudited)	May 31, 2001 (Audited)
ASSETS		
Current		
Cash and term deposits	$ 18,168	$ 6,399
Accounts receivable	1,892	984
	20,060	7,383
Oil and gas interests and equipment	-	56,000
Security deposit	9,800	9,800
	$ 29,860	$ 73,183
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current		
Accounts payable	$ 10,758	$ 24,302
Shareholders' Equity		
Capital Stock		
Authorized		
Unlimited number of non-participating, redeemable, voting Class B preference shares		
Unlimited number of Class C preference shares, issuable in series		
Unlimited number of common shares		
Issued		
3,828,123 Common shares	1,892,669	1,892,669
Deficit	(1,873,567)	(1,843,788)
	19,102	48,881
	$ 29,860	$ 73,183

BLUE POWER ENERGY CORPORATION

(PREPARED BY MANAGEMENT - UNAUDITED)

STATEMENTS OF OPERATIONS AND DEFICIT

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Six Months Ended November 30, 2001	Six Months Ended November 30, 2000
Expenses:				
Accounting and corporate services	$ 4,200	$ 4,200	$ 8,400	$ 8,400
Consulting	921	7,262	4,521	7,262
Shareholder relations	1,177	8,545	2,396	17,394
Legal and audit fees	450	7,085	450	7,085
Management fees	6,000	6,000	12,000	12,000
Directors' fees	-	2,550	-	3,450
Miscellaneous	3,035	3,000	3,579	2,604
	15,783	38,642	31,346	58,195
Less: sundry income	-	(360)	(1,567)	(771)
	15,783	38,282	29,779	57,424
Net loss for the period	(15,783)	(38,282)	(29,779)	(57,424)
DEFICIT, beginning of period	(1,857,784)	(1,772,241)	(1,843,788)	(1,753,099)
DEFICIT, end of period	$ (1,873,567)	$ (1,810,523)	$ (1,873,567)	$ (1,810,523)
Loss per share (Note 4)	$ (0.004)	$ (0.010)	$ (0.008)	$ (0.015)
Weighted average common shares outstanding	3,828,123	3,828,123	3,828,123	3,828,123

STATEMENTS OF CASH FLOWS

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Six Months Ended November 30, 2001	Six Months Ended November 30, 2000
CASH (USED IN) PROVIDED BY				
OPERATING ACTIVITIES				
Net loss for the period	$ (15,783)	$ (38,282)	$ (29,779)	$ (57,424)
Adjustment for:				
Changes in non-cash working capital relating:				
Accounts receivable	(408)	(653)	(908)	(1,781)
Accounts payable	(4,170)	(2,248)	(13,544)	(33,790)
	(20,361)	(41,183)	(44,231)	(92,995)
INVESTING ACTIVITIES				
Proceeds from sale of assets	-	-	56,000	-
CHANGE IN CASH	(20,361)	(41,183)	11,769	(92,995)
CASH AND TERM DEPOSITS, beginning of period	38,529	61,272	6,399	113,084
CASH AND TERM DEPOSITS, end of period	$ 18,168	$ 20,089	$ 18,168	$ 20,089

BLUE POWER ENERGY CORPORATION
NOTES TO FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT - UNAUDITED)
SIX MONTHS ENDED NOVEMBER 30, 2001

1. ACCOUNTING POLICIES

The management of Blue Power Energy Corporation (the "Company") have prepared these unaudited financial statements for the six months ended November 30, 2001, in accordance with generally accepted accounting principles in Canada. These financial statements follow the same methods and policies used in the audited financial statements for the year ended May 31, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended November 30, 2001 are not indicative of the results that may be expected for the full year ending May 31, 2002.

2 INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2001 audited financial statements. The estimated loss for the period ended has not been recognized in these financial statements.

3 STOCK OPTIONS

As at November 30, 2001 options were outstanding to officers and directors to purchase up to 382,812 common shares at $0.35 per share until March 31, 2002.

4 LOSS PER SHARE

The loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of stock options, is anti-dilutive for both periods presented.

BLUE POWER ENERGY CORPORATION

BALANCE SHEETS

(PREPARED BY MANAGEMENT)

	November 30, 2001 (Unaudited)	May 31, 2001 (Audited)
ASSETS		
Current		
Cash and term deposits	$ 18,168	$ 6,399
Accounts receivable	1,892	984
	20,060	7,383
Oil and gas interests and equipment	-	56,000
Security deposit	9,800	9,800
	$ 29,860	$ 73,183
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current		
Accounts payable	$ 10,758	$ 24,302
Shareholders' Equity		
Capital Stock		
Authorized		
Unlimited number of non-participating, redeemable, voting Class B preference shares		
Unlimited number of Class C preference shares, issuable in series		
Unlimited number of common shares		
Issued		
3,828,123 Common shares	1,892,669	1,892,669
Deficit	(1,873,567)	(1,843,788)
	19,102	48,881
	$ 29,860	$ 73,183

BLUE POWER ENERGY CORPORATION

(PREPARED BY MANAGEMENT - UNAUDITED)

STATEMENTS OF OPERATIONS AND DEFICIT

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Six Months Ended November 30, 2001	Six Months Ended November 30, 2000
Expenses:				
Accounting and corporate services	$ 4,200	$ 4,200	$ 8,400	$ 8,400
Consulting	921	7,262	4,521	7,262
Shareholder relations	1,177	8,545	2,396	17,394
Legal and audit fees	450	7,085	450	7,085
Management fees	6,000	6,000	12,000	12,000
Directors' fees	-	2,550	-	3,450
Miscellaneous	3,035	3,000	3,579	2,604
	15,783	38,642	31,346	58,195
Less: sundry income	-	(360)	(1,567)	(771)
	15,783	38,282	29,779	57,424
Net loss for the period	(15,783)	(38,282)	(29,779)	(57,424)
DEFICIT, beginning of period	(1,857,784)	(1,772,241)	(1,843,788)	(1,753,099)
DEFICIT, end of period	$ (1,873,567)	$ (1,810,523)	$ (1,873,567)	$ (1,810,523)
Loss per share (Note 4)	$ (0.004)	$ (0.010)	$ (0.008)	$ (0.015)
Weighted average common shares outstanding	3,828,123	3,828,123	3,828,123	3,828,123

STATEMENTS OF CASH FLOWS

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Six Months Ended November 30, 2001	Six Months Ended November 30, 2000
CASH (USED IN) PROVIDED BY				
OPERATING ACTIVITIES				
Net loss for the period	$ (15,783)	$ (38,282)	$ (29,779)	$ (57,424)
Adjustment for:				
Changes in non-cash working capital relating:				
Accounts receivable	(408)	(653)	(908)	(1,781)
Accounts payable	(4,170)	(2,248)	(13,544)	(33,790)
	(20,361)	(41,183)	(44,231)	(92,995)
INVESTING ACTIVITIES				
Proceeds from sale of assets	-	-	56,000	-
CHANGE IN CASH	(20,361)	(41,183)	11,769	(92,995)
CASH AND TERM DEPOSITS, beginning of period	38,529	61,272	6,399	113,084
CASH AND TERM DEPOSITS, end of period	$ 18,168	$ 20,089	$ 18,168	$ 20,089

BLUE POWER ENERGY CORPORATION
NOTES TO FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT - UNAUDITED)
SIX MONTHS ENDED NOVEMBER 30, 2001

1. ACCOUNTING POLICIES

The management of Blue Power Energy Corporation (the "Company") have prepared these unaudited financial statements for the six months ended November 30, 2001, in accordance with generally accepted accounting principles in Canada. These financial statements follow the same methods and policies used in the audited financial statements for the year ended May 31, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended November 30, 2001 are not indicative of the results that may be expected for the full year ending May 31, 2002.

2 INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2001 audited financial statements. The estimated loss for the period ended has not been recognized in these financial statements.

3 STOCK OPTIONS

As at November 30, 2001 options were outstanding to officers and directors to purchase up to 382,812 common shares at $0.35 per share until March 31, 2002.

4 LOSS PER SHARE

The loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of stock options, is anti-dilutive for both periods presented.